Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ONEMETA INC.

ARTICLE I: NAME

The name of this corporation is OneMeta Inc. (the “Company”)

ARTICLE II: RESIDENT AGENT

The resident agent of the Company is:

EDGAR First, Inc.,

5440 West Sahara Avenue, Suite 202

Las Vegas, Nevada 89146

ARTICLE III: PURPOSES

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be incorporated under Nevada Revised Statutes

ARTICLE IV: NUMBER OF DIRECTORS

The number of directors of the Company may be increased or decreased by a duly adopted amendment to the Bylaws of the Company.

ARTICLE V: CAPITAL STOCK

The aggregate number of shares which the Company shall have authority to issue shall consist of 500,000,000 shares of Common Stock, par value $0.001, and 50,000,000 shares of Preferred Stock, par value $0.001, out of which the Company is authorized to issue 2,068 shares of Series A Preferred Stock, and 8,619,420 of Series B Preferred Stock. The Common Stock and Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such share of Common Stock and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

The following is a statement of the designations and powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company:

Common Stock

1.1 General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

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1.2 Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings);

Preferred Stock

The Preferred Stock of the Company is hereby designated as “Series A Preferred Stock” and “Series B Preferred Stock”, which in turn is initially comprised of Series B-1 Preferred Stock, with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

2. Series A Preferred Stock

The Series A Preferred Stock shall have the following rights, powers, privileges and restrictions, qualifications and limitations:

2.1 Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders (the “Available Funds and Assets”) shall be distributed to shareholders in the following manner:

A. Liquidation Preferences. The holders of each share of Series A Preferred Stock then issued and outstanding shall be entitled to be paid, out of the Available Funds and Assets, prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock, an amount per share equal to the Original Issue Price of the Series A Preferred Stock. If upon any liquidation, dissolution or winding up of the Company, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series A Preferred Stock of their full preferential amounts described in this Section 2.2(A), then the Available Funds and Assets shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the amount of such stock owned by each such holder.

B. Participation Rights. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series A Preferred Stock of their full preferential amounts described above in this Section 2.1(A), then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock and Series A Preferred Stock pro rata according to the number of shares of Common Stock held by such holders, where, for this purpose, each holder of shares of Series A Preferred Stock is deemed to hold the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Preferred Stock held by such holder pursuant to Section 2.4.

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C. Merger or Sale of Assets. A (i) consolidation or merger of the Company with or into any other corporation or corporations in which the holders of record of the Company’s outstanding shares immediately before such consolidation or merger do not, immediately after such consolidation or merger, hold (by virtue of securities issued as consideration in such transaction or otherwise) a majority of the voting power of the surviving corporation of such consolidation or merger; or (ii) sale of all or substantially all of the assets of the Company, shall each be deemed to be a liquidation, dissolution or winding up of the Company as those terms are used in this Section 2.1.

(i) Non-Cash Consideration. If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined by the Board, except that any securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

(a) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

I.	if the securities are then traded on a national securities exchange or Nasdaq Capital Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30-day period ending three (3) days prior to the distribution;

II.	if actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) days prior to the closing of such merger, consolidation or sale;

III.	if there is no active public market, then the value shall be the fair market value thereof, as determined in good faith by the Board; and

(b) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (a)(I),(II) or (III) of this Section to reflect the approximate fair market value thereof, as determined in good faith by the Board.

2.2 Dividend Rights.

A. Dividend Preference. The holders of the then issued and outstanding Series A Preferred Stock shall receive out of any funds and assets of the Company legally available and approved by the Board, cumulative dividends equal to their original investment for such Series A Preferred Stock, prior and in preference to the payment of any dividend or other Distribution on the Common Stock. All dividends may be paid in cash or kind at the election of the Company.

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B. Participation Rights. If, after dividends in full preferential amount specified in this Section 2.2 for the Series A Preferred Stock have been paid or declared and set apart in any fiscal year of the Company, the Board shall declare additional dividends out of funds legally available therefor in that fiscal year, then such additional dividends shall be declared ratably among the holders of Common Stock and Series A Preferred Stock in proportion to the amount of such stock owned by each such holder, where, for this purpose, each holder of shares of Series A Preferred Stock is deemed to hold the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Preferred Stock held by such holder pursuant to Section 2.4.

C. Non-Cash Dividends. Whenever a dividend or Distribution provided for in this Section 2.2 shall be payable in property other than cash (including without limitation Common Stock), the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

2.3 Voting Rights. Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series A Preferred Stock could be converted pursuant to the provisions of Section 2.4 below at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited.

2.4 Conversion Rights. The issued and outstanding shares of Series A Preferred Stock shall be convertible into Common Stock as follows:

A. Conversion.

(i) At the option of the holder thereof, each share of Series A Preferred Stock shall be convertible, at any time into fully paid and nonassessable shares of Common Stock as provided herein.

(ii) Each holder of Series A Preferred Stock who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A Preferred Stock or Common Stock, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of shares of Series A Preferred Stock being converted. Thereupon the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion together with all accrued dividends thereon. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series A Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

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B. Conversion Ratio. Subject to the terms and conditions set forth herein, each share of Series A Preferred Stock shall be convertible into one and one quarter share of Common Stock. The initial Conversion Price for the Series A Preferred Stock shall be the Original Issue Price. The Conversion Ratio of the Series A Preferred Stock shall be subject to adjustment from time to time as provided below.

C. Adjustment Upon Common Stock Event. Upon the happening of a Common Stock Event (as hereinafter defined), the Conversion Price of the Series A Preferred Stock shall, simultaneously with the happening of such Common Stock Event, be adjusted so that the number of shares of Common Stock issuable on conversion of any shares of the Series A Preferred Stock shall be increased or decreased, as the case may be, in proportion to the increase or decrease in outstanding shares immediately following the Common Stock Event. The Conversion Price for the Series A Preferred Stock shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term “Common Stock Event” shall mean (x) the issue by the Company of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (y) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (z) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

D. Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Company pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Company other than shares of Common Stock, then in each such event provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the number of securities of the Company which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 2.4 with respect to the rights of the holders of the Series A Preferred Stock or with respect to such other securities by their terms.

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E. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a stock dividend, reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 2.4), then in any such event each holder of Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

F. Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price for the Series A Preferred Stock, the Company, at its expense, shall cause its Chief Financial Officer to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each record holder of the Series A Preferred Stock at the holder’s address as shown in the Company’s books.

G. Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of Series A Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall, at the Company’s option: (x) pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board as of the date of conversion, or (y) round up to the nearest whole share of Common Stock to be issued upon any such conversion.

H. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

I. Notices. Any notice required by the provisions of this Section 2.4 to be given to the holders of shares of the Series A Preferred Stock shall be deemed given upon the earlier of actual receipt or deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Company.

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J. No Impairment. The Company shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

3. Series B Preferred Stock

The Series B Preferred Stock shall initially be comprised of Series B-1 Preferred stock, with the following rights, powers, privileges and restrictions, qualifications, and limitations:

3.1 Dividends.

A. Dividend Preference. The holders of the then issued and outstanding Series B-1 Preferred Stock shall receive out of any funds and assets of the Company legally available and approved by the Board, cumulative dividends equal to their original investment for such Series B-1 Preferred Stock, prior and in preference to the payment of any dividend or other Distribution on the Common Stock. All dividends may be paid in cash or kind at the election of the Company.

B. Dividend Participation. Subject to the foregoing, the Series B-1 Preferred Stock shall not pay a dividend; provided that no cash dividends or distributions shall be declared or paid or set apart for payment on the Company’s Common Stock, unless such cash dividend or distribution is likewise declared, paid or set apart for payment on the Series B-1 Preferred Shares (based on the number of shares of Common Stock into which the Series B-1 Preferred Stock is then convertible).

C. Non-Cash Dividends. Whenever a dividend or Distribution shall be payable in property other than cash (including without limitation Common Stock), the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

3.2 Voting Rights. Holders of the Series B-1 Preferred Stock shall have 3.2 times that number of votes on all matters submitted to the shareholders that is equal to the number of shares of Common Stock (rounded to the nearest whole number) into which such holder’s shares of Series B-1 Preferred Stock are convertible, as provided in Section 3.3, at the record date for the determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected. The Common Stock into which the Series B-1 Preferred Stock is convertible shall, when issued, have all of the same voting rights as other issued and outstanding Common Stock of the Company, and none of the rights of the Series B-1 Preferred Stock. Holders of the Series B-1 Preferred Stock shall have full voting rights and shall be entitled to vote, together with the holders of Common Stock, with respect to any questions and corporation actions upon which holders of Common stock have the right to vote. Except as otherwise required by law or as otherwise expressly provided herein, the holder of each share of Common Stock issued and outstanding shall have one vote, such votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class. Fractional votes by the holders of the Series B-1 Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series B-1 Preferred Stock held by each holder could be converted) be rounded to the nearest whole number. Holders of Common Stock and Series B-1 Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company.

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3.3 Conversion. The holder of Series B-1 Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

A. Right to Convert. Subject to Section 3.3(B) below, each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Series B-1 Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock at the rate of eleven (11) shares of Common Stock for each share of Series B-1 Preferred Stock (the Series B-1 Conversion Rate”). The Series B-1 Conversion Rate shall be subject to further adjustment as hereinafter provided.

B. Automatic Conversion.

(i) Each share of Series B-1 Preferred Stock shall automatically be converted into shares of Common Stock at its then effective Series B-1 Conversion Rate upon the date of the closing (the “Public Offering Closing Date”) of a firm commitment underwritten public offering (the “Public Offering”) pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale to the public of Common Stock for the account of the Company with aggregate gross proceeds to the Company of at least $150,000,000.

(ii) In addition, each share of Series B-1 Preferred Stock shall automatically be converted into shares of Common Stock at its then-effective Series B-1 Conversion Rate upon the written consent of the holders of a majority of the then-outstanding Series B-1 Preferred Stock, voting together as a single class on an as-converted basis; provided, however, in the event of an automatic conversion that is effected pursuant to Section 3.3(B)(ii) in connection with and not earlier than 60 days prior to the Company’s entering into an agreement for any combination transaction as set forth in Section 3.3(D) in which the gross proceeds (inclusive of amounts subject to escrow or other contingency arrangement to support the accuracy of representations of the Company or its stockholders, whether or not such amounts are ultimately received by the stockholders of the Company) payable with respect to the Series B-1 Preferred Stock is less than the Liquidation Preference for the Series B-1 Preferred Stock, such automatic conversion shall also require the written consent of the holders of a majority of the then-outstanding shares of the Series B-1 Preferred Stock, voting together as a separate class, on an as-converted basis.

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C. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Series B-1 Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B-1 Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion. Before any holder of Series B-1 Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates thereof, duly endorsed, at the office of the Company or of any transfer agent for the Series B-1 Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section 3.3(B), the outstanding shares of Series B-1 Preferred Stock shall be converted automatically without any further action by the holder of such shares and whether or not the certificate representing such shares are surrendered to the Company or its transfer agent, and provided further that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Series B-1 Preferred Stock are either delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Company to indemnify the Company form any loss incurred by it in connection with the loss and replacement of such certificates. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series B-1 Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock plus any declared and unpaid dividends. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shared of the Series B-1 Preferred Stock to be converted, or in the case of automatic conversion, on the Public Offering Closing Date or the effective date of such written consent, as the case may be, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

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D. Adjustments to Series B-1 Conversion Ration

(i) Original Issue Date. For purposes of this Section 3.3(D), “Original Issue Date” shall mean the date on which the first share of Series B-1 Preferred Stock was first issued.

(ii) Adjustments for Subdivisions or Combinations of or Stock Dividends on Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split or otherwise), into a greater number of shares of Common Stock without a corresponding subdivision of Series B-1 Preferred Stock, or the Company at any time or from time to time after the Original Issue Date shall declare or pay any dividend on the Common Stock payable in Common Stock without a corresponding dividend on the Series B-1 Preferred Stock, the applicable Series B-1 Conversion Rate then in effect for each outstanding series of Series B-1 Preferred Stock shall, concurrently with effectiveness of such subdivision or stock dividend, be proportionately increased based on the ratio of (A) the number of shares of Common Stock outstanding immediately after such subdivision or stock dividend to (B) the number of shares of Common Stock outstanding immediately prior to such subdivision or stock dividend. If the Company fixes a record date to determine which holders of Common Stock are entitles to receive such dividend or subdivision, the Series B-1 Conversion Rate shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such date. If such record date is fixed and such dividend is not fully paid or if such subdivision is not fully made on the date fixed therefor the Series B-1 Conversion Rate shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B-1 Conversion Rate shall be adjusted pursuant to this Section 3.3D(ii) to reflect the actual payment of such dividend or completion of such subdivision. IN the event of outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number or shares of Common Stock without a corresponding combination of Series B-1 Preferred Stock, the applicable Series B-1 Conversion Rate then in effect for each outstanding series of Series B-1 Preferred Stock shall concurrently with the effectiveness of such combination or consolidation, be proportionately decreased on the same basis.

(iii) Adjustments for Other Distributions. In the event the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitles to receive, any distribution payable in (A) securities of the Company or other entities (other than shares of Common Stock and other than as otherwise adjusted in this Section 3), (B) evidences of indebtedness issued by the Company or other persons, or (C) assets (excluding cash dividends) or options to purchase or rights to subscribe for Common Stock, or securities by their terms convertible into or exchangeable for Common Stock, then and in each such event provision shall be made so that the holders of the Series B-1 Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of such distribution which they would have received had their Series B-1 Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other applicable adjustments called for during such period under this Section 3.3 with respect to the rights of the holders of Series B-1 Preferred Stock.

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(iv) Adjustments for Recapitalization, Reclassification, Exchange and Substitution. If at any time or from time to time the Common Stock issuable upon conversion of the Series B-1 Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, capital reorganization, reclassification or otherwise (other than a subdivision, combination of shares or merger or sale of assets transaction provided for above or in in Section 3.4(D)), the Series B-1 Conversion Rate then in effect shall, concurrently with the effectiveness of such recapitalization, reorganization, or reclassification, be proportionately adjusted such that the Series B-1 Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders thereof would otherwise have been entitles to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of such Series B-1 Preferred Stock immediately before that change. In addition, to the extent applicable in any reorganization or recapitalization, provision shall be made so that the holders of the Series B-1 Preferred Stock shall thereafter be entitled to receive upon conversion of such Series B-1 Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such reorganization or recapitalization.

E. No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 3.3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B-1 Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 3.3(E) shall prohibit the Company from amending it Articles of Incorporation with the requisite consent of its stockholders and the Board.

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F. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B-1 Conversion Rate pursuant to this Section 3.3, the company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of the Series B-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Series B-1 Conversion Rate(s) at the time in effect with respect to the shares of Series B-1 Preferred Stock held by such holder, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of the Series B-1 Preferred Stock held by such holder.

G. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B-1 Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion if all outstanding shares if the Series B-1 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series B-1 Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series B-1 Preferred Stock, the Company will take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

H. Issue Taxes. The Company shall pay any and all issue and other taxes, including federal, state or local income taxes, that may be payable in respect of any issue of the Series B-1 Preferred Stock or delivery of shares of Common Stock on conversion of shares of Series B-1 Preferred Stock pursuant hereto.

I. Notices. In the event that the Company shall propose at any time:

(i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earning or earned surplus;

(ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;

(iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

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(iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up; then, in connection with each such event, the Company shall send to the holders of the Series B-1 Preferred Stock:

(a) in the case of the matters referred to in (i) and (ii) above, at least 10 days’ prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto and the amount and character of such dividend, distribution or right); and

(b) in the case of the matters referred to in (iii) and (iv) above, at least 10 days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event or the record date for the determination of such holders if such record date is earlier, and notice shall be provided prior to such record date).

All notices and other communications hereunder shall be in writing, shall be delivered personally, by electronic means (via facsimile or electronic mail) or given by first class mail, postage prepaid, addressed to the holders of the Series B-1 Preferred Stock at the address for each such holder as shown on the books of the Company, and shall be deemed given on the date delivered if delivered personally, by electronic mail or by facsimile, or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Company.

3.4 Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company (a “Liquidation”), whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders (the “Available Funds and Assets”) shall be distributed to shareholders in the following manner:

A. Liquidation Preferences. The holders of each share of Series B-1 Preferred Stock then issued and outstanding shall be entitled to be paid, out of the Available Funds and Assets, prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock, an amount equal to $0.70798 (“Original Issue Price”) per share of the Series B-1 Preferred Stock then held by the holder (in each case as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to such series of Preferred) and, in addition, an amount equal to all declared but unpaid dividends, if any, on such Preferred, as the case may require (the “Liquidation Preference”). If upon any liquidation, dissolution or winding up of the Company, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series B-1 Preferred Stock of the Series B Original Issue Price described in this Section 3.4, and any liquidation preferences on other classes of preferred stock, in any, then the Available Funds and Assets shall be distributed ratably among the holders of Series B-1 Preferred Stock and any other classes of preferred stock entitled to liquidation preferences, if any, in proportion to all such liquidation preferences.

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B. Participation Rights. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series B-1 Preferred Stock and any other classes of preferred stock entitled to liquidation preferences of their full preferential amounts, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock, Series A preferred Stock and Series B-1 Preferred Stock and any other shares of preferred stock pro rata according to the number of shares of Common Stock held by such holders, where, for this purpose, each holder of shares of Preferred Stock is deemed to hold the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

C. Non-Cash Consideration. If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined by the Board, except that any securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

(i) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(a) if the securities are then traded on a national securities exchange or the Nasdaq Capital Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30-day period ending three (3) days prior to the distribution;

(b) if actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) days prior to the closing of such merger, consolidation or sale;

(c) if there is no active public market, then the value shall be the fair market value thereof, as determined in good faith by the Board; and

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs C,(i),(b) or (c) of this Section to reflect the approximate fair market value thereof, as determined in good faith by the Board.

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D. Definition. For purposes of this Section 3.4, any of the following shall be treated as a Liquidation: (i) any consolidation or merger of the Company with or into any other corporation or other entity or person (but excluding any merger effected solely for the purpose of reincorporating into another state), or any other corporate reorganization (any of such transactions or series of such transactions, a “combination transaction”), in which the stockholders of the Company immediately prior to such combination transaction, own less than 50% of the voting power of the surviving or successor entity or its parent immediately after such combination transaction; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; or (iii) any sale, lease, or other disposition of all or substantially all of the assets of the Company. Notwithstanding the foregoing, no transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness or the Company is cancelled or converted, or a combination thereof, nor the transfer by any shareholders of shares of the Company’s capital stock to any third party in a transaction or series of related transactions to which the Company is not a party, shall be deemed a Liquidation for purposes of this Section 3.4.

E. Consent to Certain Distributions. So long as the Company is subject to the provisions of Section 2115(b) of the California Corporations Code, and as authorized by Section 402.5(c) of the California Corporations Code, Sections 502, 503, and 506 of the California Corporations Code shall not apply with respect to payments made by the Company in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or help by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) Repurchase of capital stock of the company in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of capital stock of the Company approved by the holders of Preferred Stock pursuant to Section 3.12; provided, however, that foregoing shall not apply unless the Company is subject to the provisions of Section 2115(b) of the California Corporations Code; provided, further, that the provisions of this Section 3.4(E). shall in no manner limit the provisions of Section 3.5 hereof.

3.5 Covenants.

A. In addition to any other rights provided by law, so long as any shares of the Series B-1 Preferred Stock shall be outstanding, the Company shall not (directly or indirectly, by merger, reclassification or otherwise), without first obtaining the affirmative vote or written consent of the holders of not less than 51% of the then-outstanding shares of Series B-1 Preferred Stock (such Series B-1 Preferred Stock voting or acting by written consent as a single class on an as-converted basis):

(i) amend or repeal any provision of, or add any provision to, the Company’s Articles of Incorporation if such action would;

(ii) alter or change the preferences, rights, privileges, or powers of, or the restrictions provided for the benefit of, any series of Series B-1 Preferred Stock ; or (ii) increase or decrease the authorized numbers of shares of any series of Series B-1 Preferred Stock or Common Stock;

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(iii) Create or issue any security having any preferences, rights, powers, or restrictions provided for its benefit that are senior to, or on parity with, the preferences, rights, or powers of, or restrictions provided for the benefit of, Series B-1 Preferred Stock;

(iv) amend or repeal any provision of, or add any provision to, the Company’s Bylaws;

(v) pay or declare any dividend on any shares of Common Stock or apply any of its assets to the redemption, retirement, purchase or acquisition directly or indirectly, through subsidiaries or otherwise, of any shares of capital stock or other securities, except for repurchases of Common Stock from employees, directors, or consultants of the Company upon termination of employment or association pursuant to the terms of agreements providing for the repurchase of such shares at cost entered into with such employees, directors, or consultants, provided that such agreements have been approved by the Board;

(vi) enter into any transaction involving the offer of the right to acquire securities of the Company to all, but not less than all, of the security holders of the Company or grant preemptive rights to any party to acquire the Company’s securities;

(vii) enter into any transaction involving the transfer of Company assets to its stockholders based on their status as stockholders;

(viii) liquidate or dissolve;

(ix) enter into any transaction or series of related transactions (i) deemed to be a Liquidation, as defined in Section 3.4 or (ii) that otherwise results in a change in voting control of the Company; or

(x) increase or decrease the number of authorized directors of the Company;

(xi) consolidation or mergers of the Company into any other corporation or other entity (excluding reincorporation); or

(xii) any transaction in which fifty percent (50%) or more of the Company’s voting power is transferred.

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B. In addition to any other rights provided by law, so long as any shares of Series B-1 Preferred Stock shall be outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the shares of the adversely affected Series B-1 Preferred Stock:

(i) effect any amendment to the Company’s Articles of Incorporation that would change the rights, preferences and privileges of the shares of the Series B-1 Preferred Stock so as to adversely affect them; provided, that any change to the dividend preference, voting rights, Liquidation Preference or Conversion Rate shall be deemed to “so affect the entire class” and shall only require a vote or written consent of the holders of a majority of the shares of the Series B-1 Preferred , voting as one class, and any such change that is not pro rata as to the Series B-1 Preferred Stock shall be deemed to not “so affect the entire class” and shall require the affirmative vote or written consent of the holders of a majority of the shares of each such adversely affected series separately (by way of non-exclusive example only, a reduction of 10% of the per share Liquidation Preference for each series of B-1 Preferred Stock shall be deemed to “so affect the entire class” and shall only require a vote of the holders of a majority of the shares of all Series B-1 Preferred Stock, voting together as a class; and a $0.25 reduction of the Liquidation Preference of each series of Preferred Stock, because it is not a pro rata reduction, shall be deemed to not “so affect the entire class” and shall require the affirmative vote or written consent of the holders of a majority of the shares of each such series separately);

(ii) effect any amendment to the Company’s Articles of Incorporation that would effect any change to the rights, preferences and privileges of any other class or series of the Company’s capital stock that is adverse to the unchanged series of Series B-1 Preferred Stock (by way of non-exclusive example only, a pro rata increase in the Liquidation Preference of the Series A Preferred Stock without a corresponding pro rata increase in the Liquidation Preference of the Series B-1 Preferred Stock shall be deemed “adverse” with respect to the Series B-1 Preferred Stock);

(iii) redeem, repurchase or otherwise acquire one or more shares of any series of Preferred Stock in a manner that is not pro rata with all of the Series B-1 Preferred Stock (based on the respective Liquidation Preferences for each outstanding series).

3.6 No Reissuance of Series B-1 Preferred Stock. No share or shares of Series B-1 Preferred Stock acquired by the Company by reason of redemption, repurchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

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3.7 No Preemptive Rights. No holder of the Series B-1 Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

3.8 Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Series B-1 Preferred shareholders (in addition to any other corporate approvals then required to effect such action), shall be required for any change to these Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series B-1 Preferred Stock.

3.9 Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series B-1 Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series B-1 Preferred Stock into Common Stock.

3.10 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder’s right to pursue actual damages for any failure by the Company to comply with the terms of these Articles of Incorporation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series B-1 Preferred Stock and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series B-1 Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

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3.11 Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series B-1 Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

4. Board of Directors.

4.1 Series B Representative. For so long as at least 100 shares (subject to adjustment for stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to the Series B Preferred) of Series B Preferred remain outstanding, the holders of the Series B Preferred shall be entitled, voting as a separate class, to elect two (2) directors at each meeting for the election of directors or by written consent without a meeting for this purpose.

A. Quorum. At any meeting held for the purpose of electing directors, the presence in person or by proxy (A) of the holders of a majority of the shares of the Series B Preferred then outstanding shall constitute a quorum for the election of the director to be elected solely by the holders of the Series B Preferred; and (B) of the holders of a majority of the voting power of all the then-outstanding shares of Preferred and of the holders of a majority of the then-outstanding shares of Common Stock shall constitute a quorum for the election of the directors to be elected jointly by the holders of the Series C Preferred Stock and the Common Stock.

B. Required Vote. With respect to the election of any director or directors by the holders of the outstanding shares of a specified series, class or classes of stock given the right to elect such director or directors pursuant to Section 4.1 above (the “Specified Stock”), that candidate or those candidates (as applicable) shall be elected who either: (i) in the case of any such vote conducted at a meeting of the holders of such Specified Stock, receive the highest number of affirmative votes (on an as-converted basis) of the outstanding shares of such Specified Stock, up to the number of directors to be elected by such Specified Stock; or (ii) in the case of any such vote taken by written consent without a meeting, are elected by the written consent of the holders of a majority of outstanding shares of such Specified Stock.

C. Vacancy. If there shall be any vacancy in the office of a director elected or to be elected by the holders of any Specified Stock, then a director to hold office for the unexpired term of such directorship shall be elected by the required vote of the holders of the shares of such Specified Stock specified in Section 4.1 above that are entitled to elect such director.

D. Removal. Subject to NRS 78.335 of the Nevada General Corporation Law, any director who shall have been elected to the Board by the holders of any Specified Stock, may be removed during his or her term of office, without cause, by, and only by, the affirmative vote of shares representing a majority of the voting power, on an as-converted basis, of all the outstanding shares of such Specified Stock entitled to vote, given either at a meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders without a meeting, and any vacancy created by such removal may be filled only in the manner provided in this Section.

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E. Procedures. Any meeting of the holders of any Specified Stock, and any action taken by the holders of any Specified Stock by written consent without a meeting, in order to elect or remove a director under this Section, shall be held in accordance with the procedures and provisions of the Company’s Bylaws, the Nevada General Corporation Law and applicable law regarding stockholder meetings and stockholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

ARTICLE VI: PREEMPTIVE RIGHTS AND ASSESSMENT OF SHARES.

Holders of Common Stock or Preferred Stock of the Company shall not have any preference, preemptive right or right of subscription to acquire shares of the Company authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the Company, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.

The Common Stock of the Company, after the amount of the subscription price has been fully paid in, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the Company, nor for any other purpose, and no Common Stock issues as fully paid shall ever be assessable or assessed and the Articles of Incorporation shall not be amended to provide for such assessment.

ARTICLE VII: DIRECTORS’ AND OFFICERS’ LIABILITY.

A director or officer of the Company shall not be personally liable to the Company or its stockholders for damage for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification to this Article by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for acts or omissions prior to such repeal or modification.

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ARTICLE VIII: INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the Company, or who is serving at the request of the Company as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Company as incurred and in advance of the final disposition of the action, suit or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Company to purchase or maintain insurance on behalf of any person who is or was a director or officer.

ARTICLE IX: AMENDMENT

Subject at all times to the express provisions of Section 5 on the Assessment of Shares, the Company reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by status or the Articles of Incorporation or said Bylaws, and all rights conferred upon shareholders are granted subject to this reservation.

ARTICLE X: POWERS OF DIRECTORS

In furtherance, and not in limitation of those powers, conferred by statute, the Board of Directors is expressly authorized:

1.	Subject to the Bylaws, if any, adopted by the shareholders, to make, alter or repeal the Bylaws of the Company;

2.	To authorize and caused to be executed mortgage and liens, with or without limitations as to amount, upon the real and personal property of the Company;

3.	To authorize the guaranty by the Company of the securities, evidence of indebtedness and obligations of other persons, corporations or business entities;

4.	To set apart out of any funds of the Company available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve;

5.	By resolution adopted by the majority of the whole Board of Directors, to designate one or more committees to consist of one or more directors of the Company, which, to the extent provided on the resolution or in the Bylaws of the Company, shall have and may exercise the powers of the Board of Directors in the management of the affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. Such committee or committees shall have the name and names as may be stated in the Bylaws of the Company or as may be determined form time to time by resolution adopted by the Board of Directors.

All the corporate powers of the Company shall be exercised by the Board of Directors except as otherwise limited herein or in the Bylaws or by law.

[Signature page follows]

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IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed by the company as of September 1, 2023

OneMeta, Inc.:

By:	/s/ Rowland W. Day II
Name:	Rowland W. Day II
Title:	President

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